EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

		Three Months Ended September 30,				Nine Months Ended September 30,
(Dollars in thousands)		2005		2004		2005		2004
I.	Earnings:
	Net income before preferred stock dividends	$4,048		$3,965		$11,980		$11,923
	Fixed charges excluding preferred stock dividends	—		—		—		—

	Earnings before fixed charges	$4,048		$3,965		$11,980		$11,923

II.	Fixed charges:
	Preferred stock dividends	$3,563		$3,563		$10,689		$10,689

III.	Ratios of earnings to fixed charges	1.14	x	1.11	x	1.12	x	1.12	x